Exhibit 8.1

List of Significant Subsidiaries

Subsidiaries	Jurisdiction	Usual Name
Compañía Eléctrica San Isidro S.A.	Chile	San Isidro
Compañía Eléctrica Tarapacá S.A.	Chile	Celta
Empresa Eléctrica Pehuenche S.A.	Chile	Pehuenche
Endesa Eco S.A.	Chile	Endesa Eco
Sociedad Concesionaria Túnel El Melón S.A.	Chile	Túnel El Melón
Endesa Costanera S.A.	Argentina	Endesa Costanera
Hidroeléctrica El Chocón S.A.	Argentina	El Chocón
Emgesa S.A. E.S.P.	Colombia	Emgesa
Edegel S.A.A.	Perú	Edegel